AMENDED AND RESTATED OPERATING AGREEMENT

of

GOURMET RENEE, LLC

DBA BIRCUS BREWING CO.
(a Kentucky limited liability company)

EFFECTIVE AS OF MARCH 11, 2016

AMENDED AND RESTATED OPERATING AGREEMENT

This Amended and Restated Operating Agreement is made and entered into effective as of this **11th day of March, 2016** by and among the members listed on Exhibit A, hereinafter referred to as "the Members" and **Gourmet Renee LLC dba Bircus Brewing Co.**, a limited liability company organized and existing under the laws of the Commonwealth of Kentucky, with its principal place of business at **322-326 Elm Street, Ludlow, Kentucky 41016** (the "Company").

<u>**RECITALS:**</u>

Articles of Organization for **Gourmet Renee, LLC**, were filed with the Secretary of State of the Commonwealth of Kentucky on **March 27, 2012**.

A Doing Business As name **Bircus Brewing Co.** was filed with the Kentucky Department of Revenue, with an effective date of **September 8, 2015**.

A Certificate of Assumed Name was filed with the Kentucky Secretary of State, with an effective date of **April 21, 2016.**

The Members enter into this agreement to amend and supersede the Operating Agreement of Gourmet Renee, LLC dba Bircus Brewing Co. and all prior operating agreements of the Company in their entirety.

NOW THEREFORE, the parties agree that the internal affairs and business of the Company shall be conducted as follows:

ARTICLE I

<u>**DEFINITIONS**</u>

The following terms used in this Operating Agreement shall have the following meanings (unless otherwise expressly provided herein);

(a)   **The "Act"** means the Kentucky Limited Liability Company Act at KRS Chapter 275.

(b)   **"Agreement"** means this Amended and Restated Operating Agreement of Gourmet Renee, LLC dba Bircus Brewing Co, as executed on the date set forth above and as amended from time to time.

(c)   **"Articles of Organization"** means the Articles of Organization of the Company as filed with the Secretary of State of Kentucky as the same may be amended from time to time.

(d)   **"Capital Account"** means, as to any Member, a separate account maintained and adjusted in accordance with Article IV of this Operating Agreement.

(e)   **"Capital Contribution"** means any contribution to the capital of the Company in cash, property or services by the Member whenever made in consideration of a Percentage Interest held by such Member. "Initial Capital Contribution" shall mean the initial contribution to the capital of the Company pursuant to this Agreement.

(f)   **"Capital Event"** means a sale or disposition of any of the Company's capital assets, the receipt of insurance and other proceeds derived from the involuntary conversion of Company property, the receipt of proceeds from a refinancing of Company property, or a similar event with respect to Company property or assets.

(g)   **"Code"** means the Internal Revenue Code of 1986 or corresponding provisions of subsequent superseding federal revenue laws.

(h)   **"Company"** shall refer to Gourmet Renee, LLC dba Bircus Brewing Co.

(i)   **"Entity"** shall mean any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association or any foreign trust or foreign business organization.

(j)   **"Fiscal Year"** means the Company's fiscal year, which shall be the calendar year, unless otherwise determined by the Manager.

(k)   **"Initial Member"** means Paul H. Miller.

(l)   **"Manager"** means one or more managers. Specifically, "Manager" shall mean Paul H. Miller an individual, or any other person or entity that joins him or succeeds him in such capacity. References to the Manager in the singular or as him, her, it, itself, or other like references shall also, where the context so requires, be deemed to include the plural or the masculine or feminine reference, as the case may be.

(m)   **"Majority of Members"** means a Member or Members whose aggregate Percentage Interest represent more than 50 percent of the Interests of all Members.

(n)   **"Member"** means each of the parties who executes a counterpart of this Operating Agreement as a Member and each of the parties who may hereafter become a Member. To the extent a Manager has purchased Membership Interests in the Company, he or she will have all the rights of a Member with respect to such Membership Interests, and the term "Member" as used herein shall include a Manager to the extent he or she has purchased such Membership Interests in the Company.

(o) **<u>Membership Interest</u>**" means the Member's entire interest in the Company, quantified in Units, including the Member's economic interest and such other rights and privileges that the Member may enjoy by being a Member, as identified in Article IV and as changed from time to time by the Manager.

(p) "**<u>Net Profits</u>**" and "**<u>Net Losses</u>**" means for each taxable year of the Company an amount equal to the Company's net taxable income or loss for such year as determined for federal income tax purposes (including separately stated items) in accordance with the accounting method and rules used by the Company and in accordance with the Code.

(q) "**<u>Percentage Interest</u>**" of each Member in the Company is the same percentage as each such Member's allocation of Net Profits and Net Losses is to all Net Profits and Net Losses, as set forth in Exhibit A.

(r) "**<u>Permitted Transferee</u>**" is the Company, another Member, a spouse of Paul H. Miller, a child or adopted child, or other lineal descendant of Paul H. Miller, or a trust for the benefit of any of the foregoing, including any Member.

(s) "**<u>Person</u>**" means any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context so permits.

(t) "**<u>Reserves</u>**" shall mean, with respect to any fiscal period, funds set aside or amounts allocated during such period to reserves which shall be maintained in amounts deemed sufficient by the Manager(s) for working capital and to pay taxes, insurance, debt service, or other costs or expenses incident to the ownership or operation of the Company's business.

(u) "**<u>Transfer</u>**" means, with respect to a Membership Interest, or any element of a Membership Interest, any sale, assignment, gift, Involuntary Transfer, or other disposition of a Membership Interest or any element of such a Membership Interest, directly or indirectly, other than an encumbrance that is expressly permitted under this agreement.

(v) "**<u>Treasury Regulations</u>**" shall include proposed, temporary, and final regulations promulgated under the Code in effect as of the date of filing the Articles of Organization and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

(w) "**<u>Voting Interest</u>**" means, with respect to a Member, the right to vote or participate in management and an right to information concerning the business and affairs of the Company provided under the Act except as limited by the provisions of this Agreement. A Member's voting Interest with respect to the applicable class of Membership Interest, shall be directly proportion to that Member's Percentage Interest of that class.

(x) "**<u>Unit</u>**" shall mean the basic standard of quantity of measure of the Member's Membership Interest in the Company.

ARTICLE II

FORMATION OF COMPANY

      2.1   **Formation**. The Initial Member executed and delivered the Articles of Organization to the Kentucky Secretary of State in accordance with and pursuant to the Act on **March 27, 2012**, organizing the Company as a Kentucky Limited Liability Company.

      2.2   **Name**. The name of the Company is **Gourmet Renee, LLC dba Bircus Brewing Co.**, and shall operate under the name **Bircus Brewing Co.** unless otherwise determined by the Manager.

      2.3   **Principal Place of Business**. The Company's principal place of business within the Commonwealth of Kentucky is **322-326 Elm Street, Ludlow, Kentucky 41016**. The Company may locate its places of business and registered office at any other place or places as the Manager may from time to time deem advisable.

      2.4   **Registered Office and Registered Agent**. The Company's registered office is at the office of its registered agent at **2400 Chamber Center Drive, Suite 300, Ft. Mitchell, KY 41017** and the name of its registered agent at such address is **Graydon Head & Ritchey LLP a Kentucky Limited Liability Partnership**. The registered office and registered agent may be changed from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Kentucky Secretary of State pursuant to the Act.

      2.5   **Status of Company as Entity Separate from Members**. The Company shall be a legal entity separate and independent from the Members. The Member and the Manager(s) shall take every reasonable measure to ensure the following:

      (a)   Proper Identification of LLC. To the extent reasonably practicable, the Company shall be specifically identified as "**Gourmet Renee, LLC**" and/or its dba "**Bircus Brewing Co.**" in all writings containing its name, including, without limitation, all advertisements, stationery, invoices, business cards and checks of the Company and any other media containing the name of the Company and likely to be read, seen or heard by third parties.

      (b)   Separate Financial Accounts. The financial accounts of the Company shall be maintained separate from those of the Members and the Manager.

      (c)   No Commingling of Funds, Etc.

      (i)   There shall be no commingling of the funds of the Company, the Members, and the Manager.

      (ii)   The Members and the Manager shall make no use of Company funds for their personal purposes.

      (iii)   The Company shall not use personal funds of the Members or the Manager for its business purposes.

      (d)   No Representation of Personal Liability, Etc. No Members or Manager shall represent or imply to any person that the Member or Manager is personally liable for any obligation of the Company.

2.6   **Manager**. The company shall be managed by the following Member: Paul H. Miller.

2.7   **Duration**.   The Company shall commence as of the date of filing of the Articles of Organization and shall be perpetual, unless sooner dissolved in accordance with this Agreement or as provided by law.

ARTICLE III

BUSINESS OF COMPANY

3.1   **Permitted Businesses**. The business of the Company shall be,

(a)   To accomplish any lawful business whatsoever, or which shall at any time appear conducive to or expedient for the protection or benefit of the Company and its assets.

(b)   To exercise all other powers necessary to, or reasonably connected with, the Company's business which may be legally exercised by limited liability companies under the Act; and

(c)   To engage in any and all activities necessary, customary, convenient, or incident to any of the foregoing.

ARTICLE IV

FINANCIAL MATTERS

4.1   **Initial Capital Contribution**. Each Member has made or will make a Capital Contribution to the Company in the amount set forth on Exhibit A. The Initial Member shall contribute to the Company such amount of cash and/or property as is set forth in Exhibit A hereto (the "Initial Capital Contribution") as the sole and entire consideration for the Membership Interest in the Company.

4.2   **Additional Contributions**. Except for the Initial Capital Contribution set forth in Section 4.1, the Members shall have no duty or obligation to make any additional capital contributions to the Company nor to otherwise transfer any cash, property or services to the Company.

4.3   **Capital Accounts**. An individual Capital Account shall be maintained for each Member consisting of that Member's Capital Contribution (1) increased by that Member's share of Net Profits, (2) decreased by that Member's Share of Net Losses, and (3) adjusted as required in accordance with applicable provisions of the Code. A Member is not entitled to withdraw any part of the Member's Capital Contribution or to receive any distributions whether of money or property from the company, except as provided in this Agreement. No interest shall be paid on funds or property contributed to the capital of the Company or on the balance of a Member's Capital Account.

4.4   **No Preference**. No Member shall have priority over any other Member with respect to the return of a Capital Contribution or distributions or allocations of income, gain, losses, deductions, credits, or items thereof, unless otherwise set forth in this Agreement.

4.5   **Limitation of Liability**. The Members' liability for the debts, losses, and obligations of the Company in its capacity as a Member of the Company shall be limited to the value of the Initial Capital Contribution and any subsequent capital contributions that the Members make to the Company except as provided in this Operating Agreement or as otherwise required by law.

4.6   **Liability of a Member to the Company**. In the event the Member receives the return in whole or in part of its Initial Capital Contribution and/or any subsequent capital contributions that the Member makes to the Company, or any other distribution, the Member shall be liable to the Company only to the extent now or hereafter provided by the Act.

ARTICLE V

ALLOCATIONS, DISTRIBUTIONS, ACCOUNTING
ELECTIONS AND REPORTS

5.1   **Allocations of Net Profits and Net Losses**.

(a)   Net Profits. After giving effect to the Treasury Regulations, Profits for any fiscal period shall be allocated in the following order:

(i)   First, to the Members in proportion to the Net Losses allocated to them by Section 5.1(b)(ii) until the aggregate Net Profits allocated to the Members pursuant to this Section 5.1(a)(i) for such fiscal year and all previous fiscal years are equal to the aggregate Net Losses allocated to the Members pursuant to Section 5.1(b)(ii) for all previous fiscal years.

(ii)   The balance, if any, shall be allocated among the Members in accordance with their Percentage Interests.

(b)   Net Losses. After giving effect to the Treasury Regulations, Losses for any fiscal period shall be allocated in the following order:

(i)   First, among the Members in accordance with their Percentage Interests, except that Net Losses shall not be allocated pursuant to this Section 5.1(b)(i) to the extent such allocation would cause any Member to have an Adjusted Capital Account Deficit at the end of such fiscal year.

(ii)   Second, any Net Losses that cannot be allocated to a Member because it would create an Adjusted Capital Account Deficit shall, to the extent other Members have a positive Capital Account balance, be allocated among the other Members for whom the allocation would not create an Adjusted Capital Account Deficit in proportion to their positive Capital Account balances.

(iii)   Third, any Net Losses remaining after the allocations in clauses 5.1(b)(i) and 5.1(b)(ii) above, shall be allocated among the Members in accordance with their Percentage Interests.

5.2   **Treasury Regulations**. The Allocations are intended to comply with certain requirements of the Treasury Regulations promulgated under Code Section 704(b)(2). Notwithstanding any other provisions of Article V, all remaining Net Profits and Net Losses (including items of income, gain, loss, and deduction) shall be allocated among the Members so that, when combined with the Treasury Regulations, the net allocations of Net Profits and Net Losses (including items of income, gain, loss and deduction) shall, to the greatest extent possible, be equal to the net allocations that would have been made pursuant to Section 5.1 had no such Regulatory Allocations been required.

5.3   **Distributions of Cash and Other Assets of the Company**. From time to time, the Manager shall determine in its reasonable judgment to what extent, if any, the Company's cash on hand exceeds current anticipated needs, including without limitation needs for operating expenses, debt service, capital expansion, acquisitions, and Reserves. To the extent such excess exists, the Company shall make Distributions to the Members no later than 90 days after the end of each year. Such distributions to the Members, subject to Section 5.4 and Section 5.5 below, shall be in cash or property or partly in both, as determined by the Managers and shall be made to Members in proportion to their Percentage Interests.

5.4 **Limitation on Distributions**. No distribution shall be declared and paid unless, after the distribution is made, the assets of the Company, valued at fair market value, are in excess of all liabilities of the Company, except liabilities to the Member on account of its capital.

5.5 **Tax Distributions**. The Company shall attempt to distribute at least enough of its taxable income to ensure that the Members have enough cash to pay the Federal and State taxes attributable to such income. The amount of the tax distributions shall be determined from year to year by the Manager who shall make such determination based on the Company's taxable income for the year and the likely maximum tax bracket that any Member will be in for Federal, State or local tax purposes as a result of the Member's share of such income; provided, however, that notwithstanding anything herein to the contrary, in no event shall the aggregate amount of any tax distributions exceed the Company's liquid cash on hand at the time the tax distribution amounts are determined, and in no event shall the Company be required to borrow funds or sell Property in order to make a tax distribution.

5.6 **Taxation of Company**. The Company shall be either disregarded as an entity or treated as a partnership for federal income tax purposes, and its income, gains, deductions, credits losses, and other tax items shall be treated as those of the Members. The Company shall be subject to taxation under the laws of the Commonwealth of Kentucky as a sole proprietorship or partnership.

5.7 **Accounting Principles**. The profits and losses of the Company shall be determined in accordance with accounting principles applied on a consistent basis using the method of accounting as selected from time to time by the Manager of the Company. It is intended that the Company will elect those accounting methods that provide the Company with the greatest tax benefits.

5.8 **Interest on and return of Capital Contributions**. The Member shall not be entitled to interest on their Capital Contribution or to return of its Capital Contribution, except as otherwise specifically provided for herein.

5.9 **Loans to Company**. Nothing in this Operating Agreement shall prevent a Member from making loans to the Company by agreement with the Company; provided, however, that the Member shall not be obligated to lend funds to the Company. In the event a Member should loan money to or for the benefit of the Company, the amount of any such loan shall not represent an increase in its capital contribution or entitle it to any increase in its share of the distributions of the Company. Any such loan shall be treated as unsecured debt of the Company and shall be repaid before any distributions to the Member under the terms of this Operating Agreement with interest at the prime rate then prevailing at the financial institution used by the Company.

5.10 **Accounting Period**. The Company's accounting period shall be January 1 to December 31, unless otherwise determined by the Manager.

5.11 **Corporate Records**. The Company shall maintain records and accounts of all operations and expenditures of the Company. At a minimum the Company shall keep at its principal place of business the following records:

(a) The full name and last known business, residence, or mailing address of the Members;

(b) A copy of the Articles of Organization of the Company and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed;

(c) Copies of the Company's federal, state, and local income tax returns and reports, if any, for the four (4) most recent years;

(d) Copies of the Company's currently effective written Operating Agreement and copies of any writings required with respect to the Members' contributions, obligations to make additional contributions, and rights to distributions;

(e) Copies of any financial statements of the Company for the three (3) most recent years;

(f) Minutes of every annual, special meeting and court-ordered meeting;

(g) Any written consents obtained from Member for actions taken by Member without a meeting.

5.12 **Returns and Other Elections**. The Manager shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Company's fiscal year.

All elections permitted to be made by the Company under federal or state laws shall be made by the Manager.

ARTICLE VI

RIGHTS AND DUTIES OF THE MANAGERS AND MEMBERS

6.1 **Management**. The business and affairs of the Company shall be managed by its Manager. The Manager(s) shall direct, manage, and control the business of the Company to the best of their abilities. Except for situations in which the approval of the Members are expressly required by this Operating Agreement or by non-waivable provisions of applicable law, the Manager shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters, and to perform any and all other acts or activities customary or incident to the management of the Company's business. At any time when there is more than one Manager, no one Manager may take any action permitted to be taken by the Managers hereunder without the majority approval of all of the Managers unless otherwise expressly permitted by the terms of this Operating Agreement or the Act.

6.2   **Number, Tenure and Qualifications**. The Company shall initially have one Manager, Paul H. Miller. The number of Managers of the Company may be changed from time to time by a Majority of the Members, but in no instance shall there be less than one Manager. The Manager shall serve until removed by a Majority of Members, the Manager resigns, or until a successor Manager is elected by a Majority of the Members. The Manager need not be a resident of the Commonwealth of Kentucky or a Member of the Company.

6.3   **Certain Powers of Manager(s)**.

(a)   Without limiting the generality of Section 6.1, the Manager shall, subject to the restrictions contained in Section 6.4, have power and authority, on behalf of the Company:

(i)   To acquire property from any Person as the Manager may determine (the fact that a Manager or a Member is directly or indirectly affiliated or connected with any such Person shall not prohibit the Manager from dealing with that Person);

(ii)   To borrow money for the Company from banks, other lending institutions, the Manager, the Members, or affiliates of the Manager or Members on such terms as the Manager deems appropriate, and in connection therewith, to hypothecate, encumber, and grant security interests in the assets of the Company to secure repayment of the borrowed sums, provided, that no debt shall be contracted or liability incurred by or on behalf of the Company except by the Manager, or to the extent permitted under the Act, by agents or employees of the Company expressly authorized to contract such debt or incur such liability by the Manager;

(iii)   To purchase liability and other insurance to protect the Company's property and business;

(iv)   To hold and own any Company real and/or personal properties in the name of the Company;

(v)   To invest any Company funds temporarily (by way of example but not limited to) in time deposits, short-term governmental obligations, commercial paper, or other investments;

(vi)   Upon the consent of a Majority of Members, to sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan so long as such disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound, provided, however, that the prior consent of a Majority of Members shall not be required with respect to any sale or disposition of the Company's assets in the ordinary course of the Company's business;

(vii)   To create any class of additional Common Membership Interests or Preferred Membership Interests;

(viii)   To execute on behalf of the Company all instruments and documents, including, without limitation, checks; drafts; notes and other negotiable instruments, mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage, or disposition of the Company's property;

assignments; deeds; bills of sale; leases; partnership agreements, operating agreements of other limited liability companies; and any other instruments or documents necessary, in the opinion of the Manager, to the business of the Company;

(ix)   To employ accountants, legal counsel, managing agents, management companies, or other experts to perform services for the Company and to compensate them from Company funds;

(x)   To enter into any and all other agreements on behalf of the Company, with any other Person for any purpose, in such forms as the Manager may approve; and

(xi)   To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Unless authorized to do so by this Operating Agreement or by the Manager of the Company, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it financially liable for any purpose. The Members shall not have any power or authority to bind the Company unless the Members have been authorized by the Manager to act as an agent of the Company in accordance with the previous sentence.

6.4   **Restrictions on Authority of the Manager**.

(a)   The Manager shall not have the authority to, and covenants and agrees that it shall not, do any of the following acts without the prior written consent of a Majority of Members:

(i)   Cause or permit the Company to engage in any activity that is not consistent with the purposes of the Company as set forth in Section 3.1 hereof;

(ii)   Knowingly do any act in contravention of this Operating Agreement;

(iii)   Knowingly do any act which would make it impossible to carry on the ordinary business of the Company, except as otherwise provided in this Operating Agreement;

(iv)   Knowingly perform any act that would cause the Company to conduct business in a state which has neither enacted legislation which permits limited liability companies to organize in such state nor permits the Company to register to do business in such state as a foreign limited liability company;

(v)   Sell or otherwise dispose of all or substantially all of the Company's assets other than in the ordinary course of the Company's business, except for a liquidating sale in connection with the dissolution of the Company.

6.5   **Standard of Care for Manager**. The Manager(s) shall perform their duties in good faith, in a manner reasonably believed to be in the best interest of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. A Manager, who so performs the duties as Manager, shall not have any liability by reason of being or having been a Manager of the Company. The Manager does not, in any way, guarantee the return of the Members' Capital Contributions or a profit for the Members from the operations of the Company. The Manager shall not be liable to the Company or to the Members for any loss or damage sustained by the Company or the Members, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, willful misconduct, breach of this Agreement, or a wrongful taking by the Manager. In performing its duties, a Manager shall be entitled to rely upon such information, opinions, reports, or statements, including financial statements or other financial data, presented or prepared by (a) any of the Company's other Managers or employees who such Manager reasonably believes are reliable and competent in the matters prepared or presented, or (b) any other Person, including without limitation, lawyers or accountants, as to matters which such Manager reasonably believes are within such Person's professional or expert competence.

6.6   **Standard of Care for Members**. In exercising their Voting Interest rights under this Agreement, the Members shall exercise those rights in good faith. A Member shall be fully protected in relying in good faith upon the records required to be maintained by the Company pursuant to this Agreement and upon such information, opinions, reports or statements by any of the other Members or employees of the Company, who the Member reasonably believes are reliable and competent in the matters prepared or presented, or by any other Person, as to the matters the Member reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the company, including information, opinions, reports or statements as to the value and amount of the assets, liability, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to Members might be properly made.

6.7   **Limitation of Liability**. No Manager or Member shall be personally liable to the Company in monetary damages for breach of a duty to the Company unless it is proved by clear and convincing evidence in a court of competent jurisdiction that its action or failure to act (a) was not in good faith, (b) was undertaken with deliberate intent to cause injury to the Company or undertaken with reckless disregard for the best interests of the Company, (c) resulted in an improper personal benefit to such Manager or Member or any of such Manager or Members' Affiliates at the expense of the Company, (d) constituted fraud or deceit, or (e) was a knowing violation of law.

6.8   **Indemnification and Insurance.** The Company shall indemnify all persons whom it may indemnify pursuant to the Act, including Members and Managers, to the fullest extent to which the Company may indemnify such persons under the Act. The Company may purchase and maintain insurance on behalf of the Members, Officers, or Managers against any liability asserted against them and incurred by them in such capacity, or arising out of their status with the Company, whether or not the Company would have the power to indemnify them against such liability under Section 6.8.

6.9   **Manager and Members Have No Exclusive Duty to Company**. No Manager or Member shall be required to perform services for the Company as its sole and exclusive function and it (and any Manager and/or Member) may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor the Members shall have any right by virtue of this Agreement, to share or participate in such other investments or activities of the Manager and/or the Member or to the income or proceeds derived therefrom. Neither the Manager nor the Members shall incur any liability to the Company or to the Member as a result of engaging in any other business or venture.

6.10   **Bank Accounts**. The Manager may, from time to time, open bank accounts in the name of the Company, and the Manager shall be the sole signatory thereon, unless the Manager determines otherwise.

6.11   **Assets**. All assets of the Company, whether real or personal, shall be held in the name of the Company.

6.12   **Resignation**. Any Manager of the Company may resign at any time by giving written notice to the Members of the Company. The resignation of any Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

6.13   **Removal**. Any Manager may be removed at any time, with or without cause, by vote of a Majority of Members. The removal of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

6.14   **Vacancies**. Any vacancy occurring for any reason in the number of Managers of the Company may be filled by the affirmative vote of a majority of the remaining Managers then in office, provided that if there are no remaining Managers, the vacancy shall be filled by the vote of a Majority of Members. Any Manager's position to be filled by reason of an increase in the number of Managers shall be filled by the affirmative vote of a majority of the Managers then in office or by an election at an annual meeting or at a special meeting of a Majority of Members called for that purpose or by the Member's written consent. A Manager elected to fill a vacancy shall be elected for the unexpired term of its predecessor in office and shall hold office until the expiration of such term and until its successor shall be elected and shall qualify or until its earlier death, resignation or removal. A Manager chosen to fill a position resulting from an increase in the number of Managers shall hold office until the next annual meeting of the Member and until its successor shall be elected and shall qualify, or until its earlier death, resignation or removal.

6.15   **Compensation**. Manager(s) may be compensated for their services rendered to the Company as determined from time to time by a Majority of Members in its sole and absolute discretion. No Manager shall be prevented from receiving such salary by reason of the fact that such Manager is also a Member of the Company.

6.16   **Right to Rely on the Manager(s).** Any Person dealing with the Company may rely (without duty of further inquiry) upon a certificate signed by any Manager as to:

(a)   The identity of any Manager or the Member;

(b)   The existence or nonexistence of any fact or facts which constitute a condition precedent to acts by any Manager or which are in any other manner germane to the affairs of the Company;

(c)   The Persons who are authorized to execute and deliver any instrument or document of the Company; or

(d)   Any act or failure to act by the Company or any other matter whatsoever involving the Company or the Member.

ARTICLE VII

MEMBER MEETINGS

7.1   **Meetings Not Required.** The Members are not required to hold meetings, and decisions may be reached through one or more informal consultations followed by agreement among a Majority of Members or by written consent signed by a Majority of Members.

7.2   **Annual Meeting**. The Members of the Company may meet annually. If the Members have an annual meeting, it shall be held at such time as shall be determined by the Manager, commencing with the calendar year 2016, for the purpose of electing the Managers of the Company and transacting such other business as may come before the meeting.

7.3   **Special Meetings**. Special meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Manager or by a Majority of the Members.

7.4   **Place of Meetings**. The Manager may designate any place, either within or outside the Commonwealth of Kentucky, as the place of meeting for any meeting of the Members. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal executive office of the Company in the Commonwealth of Kentucky.

7.5   **Notice of Meetings**. Except as provided in Section 7.6, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than ten (10) nor more than thirty (30) days before the date of the meeting, either personally or by mail, by or at the direction of the Manager or person calling the meeting, to the Member. If mailed, such notice shall be deemed to be delivered two (2) calendar days after being deposited in the United States mail, addressed to the Member at its address as it appears on the books of the Company, with postage thereon prepaid.

7.6   **Waiver of Notice; Meeting Without Notice**. When any notice is required to be given to a Member, a waiver thereof in writing signed by a Member, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice. Alternatively, if the Member shall meet at any time and place, either within or outside of the Commonwealth of Kentucky, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting lawful action may be taken.

7.7   **Manner of Acting**. The affirmative vote of a Majority of Members shall be the act on behalf of the Company.

7.8   **Proxies**. At all meetings of the Members, the Members may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Manager of the Company before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

ARTICLE VIII

MEMBERSHIP INTERESTS

8.1   **Classes of Membership Interests**. The Company's Membership Interests consist of Common Membership Interests.

8.2   **Future Issuances of Membership Interests; No Preemptive Rights.** As of the Effective Date, the Company will have issued and outstanding Common Membership Interests. Subsequent to the Effective Date, the Company may issue additional Common Membership Interests. In consideration of the Initial Capital Contributions of the Members described in Section 4.1, the Members have been issued and presently hold Membership Interests as set forth in Exhibit A. If and when the Company issues future Common Membership Interests, current holders of Common Membership Interests will have no preemptive rights as to future issuances, meaning current Common Members will not be entitled any special right to purchase future issuances of Common Membership Interests to maintain their percentage interest in the Company.

8.3   **Percentage Interests.** As of the Effective Date, the holders of the issued and outstanding Common Membership Interests shall own in the aggregate a 100.00% Percentage Interest in the Company. Upon the issuance of any additional Common Membership Interests, then the Percentage Interests of all Common Members shall be reduced proportionately based upon their respective ownership of Common Membership Interests but the aggregate Percentage Interests of the Common Members shall remain unchanged. The Percentage Interests of the Members shall be as set forth from time to time on Exhibit A, determined in accordance with this Section 8.3.

8.4.   **Determination of Membership**. Membership interests shall not be in certificate form. Membership Interests outstanding at any time, and the identity of the owners thereof shall be determined in accordance with the Company's records. Transfers of Membership Interests shall be made only upon the books of the Company.

8.5   **Voting Interest**. Except as otherwise specifically required by the Act each Common Unit shall be entitled to one vote. Any action that may or that must be taken by the Members shall be by a vote of the Majority of Common Members.

8.6   **Transfer of Membership Interests**. If at any time a Member wishes to transfer all or any portion of its Membership Interests (the "Proposed Transferor"), the Proposed Transferor shall do so only for cash, unsecured promissory notes, other marketable securities or a combination of the foregoing and shall first give written notice (the "Offer Notice") to the Company, identifying the Membership Interests proposed to be Transferred (the "Offered Interests") and stating the price at which, and other material terms on which, the Proposed Transferor wishes to Transfer to such third party, the price, form of consideration and other material terms stated in the Offer Notice shall be substantially identical to those offered by such third party and the Offer Notice shall also identify such third party.

8.7   **Right of First Refusal.** Delivery of an Offer Notice to the Company shall constitute an offer to Transfer the Offered Interests, in whole but not in part (the "Offer"), first to the Company and then to Paul H. Miller, at the price and on other material terms described in the Offer Notice. The Company shall have the first right to accept the Offer with respect to all or any portion of the Offered Interests by providing written notice to the Proposed Transferor not later than 14 calendar days after the Company received the Offer Notice. If the Company does not elect to purchase all of the Offered Interests, the Company shall within five calendar days after the expiration of the 14-day period specified in the clause, notify Paul H. Miller that he has the next right to purchase the remaining Offered Interests (the "Remaining Offer"). If the Company and Manager do not accept, in the aggregate, an Offer in its entirety, then, at the option of the Proposed Transferor, all acceptances made by each of the Company and Paul H. Miller, if any, shall be null and void and without effect, and the Proposed Transferor may Transfer all of the Offered Interests (or, if the Proposed Transferor so elects all of the Offered less those acquired by the company and the manager) at any time within the period of 180 calendar days beginning on the date the Company received the Offer Notice on the terms and conditions, including price, set forth in the applicable Offer Notice (and only to the third party named in such Offer Notice).

8.8   Rights of Co-Sale

(a)   If at any time a Majority of the Members wishes to transfer all of its collective Membership Interests to a third party, such transfer may occur only if the transferee also acquires the Co-Sale Share (as defined below) of the Membership Interests held by each other Member who chooses to transfer in such a transaction ("Minority Member"), for the same price and upon the same terms and conditions as a Majority of the Members. A Majority of the Members wishing to transfer all of their Membership Interests to a third party which is not a Permitted Transferee shall deliver written notice of such desire to all other Members.

(b)   Any Member may elect to be a Minority Member and participate in a transfer under this Section 8.8 by delivering written notice to a Majority of the Members not later than ten calendar days after the Member received the notice under Section 8.8(a).

(c)   Each Minority Member's "Co-Sale share" shall equal the amount of Percentage Interest in the Company which such Minority Member elects to transfer in such a transaction; provided that such Percentage Interest shall not exceed the proportionate amount of Percentage Interest desired to be transferred.

Each Eligible Member's "Co-Sale Share" shall equal the amount of Percentage Interest in the Company which such Eligible Member elects to Transfer in such transaction; provided, that such Percentage Interest shall not exceed the proportionate amount of Percentage Interest desired to be Transferred by the Proposed Transferor.

8.9   Drag-Along Rights.

(a)   If at any time a Majority of the Members propose to transfer (a "Proposed Transfer") all of the Membership Interests owned by them and all other Members of the Company to an unaffiliated third party or group of related third parties in an arms-length transaction (a "Proposed Transaction"), a Majority of the Members shall have the right (the "Drag-Along right"), subject to the requirements of this Section 8.9, to require all (but not less than all) of the Minority Members to sell in the Proposed Transaction all (but not less than all) of the Membership Interests then owned by the Minority Members on the same terms and conditions as are obtained by a Majority of the Members. Each Member shall take all reasonable steps necessary to enable such Member to comply with the provisions of this Section 8.9, including executing and performing a purchase and sale, merger, or other applicable acquisition agreement on the same terms as a Majority of the Members. A Majority of the Members shall keep each Minority Member advised in writing of, and consult on a timely basis with, each Minority Member concerning any transfer with respect to which a Majority of the Members have exercised the Drag-Along Right.

(b)   To exercise the Drag-Along Right, a Majority of the Members shall give each Minority Member and the Company a written notice ("Drag-Along Notice") containing (1) confirmation that the Proposed Transferee proposes to acquire all the then outstanding Membership Interests, (2) the name and address of the Proposed Transferee and (3) the proposed purchase price, terms of payment and other material terms and conditions of the Proposed Transferee's offer.   Each Minority Member shall thereafter be obligated to sell all (but not less than all) of its Membership Interest as provided in such Drag-Along Notice, provided, that the transaction is consummated within 90 days of delivery of the Drag-Along Notice.   If the sale is not so timely consummated, then each Minority Member shall no longer be obligated to sell its Membership Interest pursuant to that specific Drag-Along Notice, but shall remain subject to the provisions of this Section 8.9 with respect to any subsequent transfer to which the Drag-Along Right would apply.

ARTICLE IX

TRANSFER OF MANAGEMENT RIGHTS; DISPOSITION OF MEMBERSHIP INTERESTS

9.1   **During Lifetime**.   Other than described in the foregoing Article VIII, a Member may not Dispose of the Member's Membership Interest now owned or hereafter acquired to any other Person, other than a Permitted Transferee, unless the Member shall have first received the written consent thereto of a Majority of the Remaining Members or unless the Member shall have first carried out the Sales Procedure described in Article VIII.

9.2   **Death, Dissolution, Etc of a Member**.   Upon the death, permanent disability, or adjudication of incompetence of a Member, the Company shall not terminate.   Upon the occurrence of such an event, such Member or such Member's representative shall transfer the Membership Interest by testate direction, intestate succession or otherwise.

9.3   **Admission of Additional Members.** As determined by the Manager, additional Members may be admitted upon the issuance of additional Common Membership Interests or Preferred Membership Interests, and the Company shall revise Exhibit A to reflect each additional Member's Capital Contribution and corresponding changes in the Percentage Interests of the Members effective on the date of entry of each additional Member. Any additional Member admitted to the Company pursuant to this Section 9.3 shall execute an instrument accepting and adopting the terms and provisions of the Articles and this Agreement and shall have caused to be paid all reasonable expenses of the Company in connection with the admission of such additional Member.

ARTICLE X

DISSOLUTION AND TERMINATION

10.1 **Dissolution**.

      (a)   The Company shall be dissolved upon the occurrence of any of the following events:

          (i)   by the written agreement of a Majority of Members; or

          (ii)   by the entry of a decree of judicial dissolution pursuant to KRS 275.290.

          (iii)   upon the filing of the articles of dissolution pursuant to KRS 275.315.

      (b)   As soon as possible following the occurrence of any of the events specified in this Section 10.1(a) effecting the dissolution of the Company, the appropriate representative of the Company shall execute a certificate of dissolution in such form as shall be prescribed by the Secretary of State that includes entire name of the Company and the effective date of its dissolution, and file same with the Secretary of State's office.

10.2 **Effect of Filing of Certificate of Dissolution**. Upon the filing by the Secretary of State of a certificate of dissolution, the Company shall continue its existence until the winding up of its affairs is completed.

10.3 **Winding Up, Liquidation, and Distribution of Assets**.

      (a) Upon dissolution, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Manager shall immediately proceed to wind up the affairs of the Company, unless a Majority of Members directs the Manager to continue the business of the Company for a period in order to maximize its value as a going concern for eventual sale.

      (b) If the Company is dissolved and its affairs are to be wound up, the Manager shall:

          (i)   Sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Manager may determine to distribute any assets to the Members in kind),

          (ii)   Allocate any Net Profit or Net Loss resulting from such sales to the Members,

          (iii)   Discharge all liabilities of the Company, including liabilities to the Members in its capacity as a creditor of the Company, to the extent otherwise permitted by law, other than liabilities to the Member for distributions and the return of capital, and establish such Reserves as may be reasonably necessary to provide for contingent liabilities of the Company, and

(iv)   Distribute the remaining assets, either in cash or in kind, as determined by the Manager, to the Members.

(c)   Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated.

(d)   The Manager shall comply with any applicable requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

ARTICLE XI

MISCELLANEOUS PROVISIONS

11.1   **Notices**. Any notice, demand, or communication required or permitted to be given by any provision of this Operating Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered personally to the party or to an executive officer of the party to whom the same is directed or, if sent by registered or certified mail, postage, and charges prepaid, addressed to a Member's and/or Company's address, as appropriate, which is set forth in this Operating Agreement. Except as otherwise provided herein, any such notice shall be deemed to be given three (3) business days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed, and sent as aforesaid.

11.2   **Books of Account and Records**. Proper and complete records and books of account shall be kept or shall be caused to be kept by the Manager in which shall be entered fully and accurately all transactions and other matters relating to the Company's business in such detail and completeness as is customary and usual for businesses of the type engaged in by the Company. Such books and records shall be maintained as provided in Section 11.2. The books and records shall at all times be maintained at the principal executive office of the Company and shall be open to the reasonable inspection and examination of a Member or its duly authorized representatives during reasonable business hours.

11.3   **Application of Kentucky Law**. This Operating Agreement, and the application of interpretation hereof, shall be governed exclusively by its terms and by the laws of the Commonwealth of Kentucky, and specifically the Act.

11.4   **Waiver of Action for Partition**. Any Member irrevocably waives during the term of the Company any right that it may have to maintain any action for partition with respect to the property of the Company.

11.5   **Amendments**. This Operating Agreement may not be amended except by written instrument signed by all of the parties hereto.

11.6   **Execution of Additional Instruments**. Any Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney, and other instruments necessary to comply with any laws, rules, or regulations.

11.7   **Construction**. Whenever the singular number is used in this Operating Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

11.8   **Headings and Pronouns**. The headings in this Operating Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Operating Agreement or any provision hereof. All pronouns and only variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural as the identity of the Person or Persons may require.

11.9   **Severability**. If any provision of this Operating Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Operating Agreement and the application there of shall not be affected and shall be enforceable to the fullest extent permitted by law.

11.10   **Heirs, Successors, and Assigns**. Each and all of the covenants, terms, provisions, and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Operating Agreement, their respective heirs, legal representatives, successors, and assigns.

11.11   **Creditors**. None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditors of the Company.

11.12   **Counterparts**. This Operating Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

CERTIFICATE

The undersigned hereby agrees, acknowledges and certifies that the foregoing Operating Agreement and attached Exhibits constitutes the entire Operating Agreement of **Gourmet Renee, LLC**, **dba Bircus Brewing Co**., unanimously adopted by the Member of the Company as of **March 11, 2016**.

GOURMET RENEE, LLC,
a Kentucky limited liability company

By: /s/ Paul Miller_____
Name**: Paul H. Miller**
Title**:   Manager**

MEMBER:

By**:** /s/ Paul Miller_____
Name**: Paul H. Miller**
Title**:   Member**

EXHIBIT A

Initial Member	Common Units	Initial Capital Contribution	Initial Share Total Capital
Paul Miller	1000	$ 0.00	100%

GOURMET RENEE LLC

Resolutions of the Manager and Majority Member of the Company

       The undersigned, (the "Manager" and "Majority Member") of Gourmet Renee LLC, a Kentucky limited liability company d/b/a Bircus Brewing Co. (the "Company"), adopts the following resolutions by written consent:

Creation of Non-Voting Units; Issuance of Common Units

RESOLVED: The Manager approves of the creation of a new class of membership interest having the terms, rights, privileges, obligations, and limitations as described in the Certificate of Designation of Non-Voting Membership Interests attached as Exhibit A and to be known as the Non-Voting Membership Interests of the Company ("Non-Voting Units"), and authorizes 10,000 Non-Voting Units for future issuance in accordance with the Company's Amended and Restated Operating Agreement, as amended.

RESOLVED: The Manager approves of the authorization of an additional 10,000 Common Units for future issuance in accordance with the Company's Amended and Restated Operating Agreement, as amended.

Amendment of Amended and Restated Operating Agreement

RESOLVED: The Company's First Amendment to the Amended and Restated Operating Agreement, is amended, as approved by the Manager and Majority Member as set forth in the attached Exhibit B.

General Authorization

RESOLVED: The Company is authorized to fully perform its obligations under the each of the foregoing and to execute, deliver and perform any agreements or amendments and to engage, in other transactions, arrangements or activities as are reasonably related to, or incident to the transactions contemplated by these resolutions and manager of the Company acting singly is authorized on behalf of the Company, to execute, acknowledge, file and deliver any agreements, certificates, modifications, amendments, notices, waivers, consents or other documents, and to take such other actions by his reasonable judgment necessary or desirable in connection with the foregoing resolutions.

11463723.2

The undersigned, being the Manager and a Member holding a majority of the outstanding Membership Interest of the Company, has duly executed this written consent as of the date first written above.



Paul Miller, Manager

Paul Miller, (Member 1,000 Common Units)

<u>EXHIBIT A</u>

Certificate of Designation of Non-Voting Membership Interests

See attached.

DESIGNATION OF NON-VOTING MEMBERSHIP INTERESTS

The undersigned Manager certifies that pursuant to the authority granted to in the Manager in the Amended and Restated Operating Agreement of Gourmet Renee LLC, as amended (the "Agreement"), the Company's Non-Voting Membership Interests, effective as of 12-6-2021 , 2021, which terms are as follows:

1. Designation. The Manager (a) has authorized the creation of a new class of membership interest as described in this Certificate of Designation and to be known as the Non-Voting Common Membership Interests of the Company ("Non-Voting Units"), and (b) has authorized 500 Non-Voting Units for future issuance in accordance with the Agreement.

2. Definitions. All capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Agreement.

3. Persons Eligible to Purchase Non-Voting Units. Non-Voting Units may be purchased or otherwise acquired by anyone who meets the qualifications that the Manager establishes and who makes a capital contribution in such amount as the Manager determines at the time of issuance.

4. Terms of Non-Voting Units.

   (a)   Non-Voting Units will have no Voting Interest and will not be taken into account when calculating a Majority of Members; provided that the Agreement may not be amended to materially and adversely affect the holders of Non-Voting Units ("Non-Voting Members"), without the approval of those Non-Voting Members holding over 50% of the Non-Voting Units. Otherwise, Non-Voting Units will have no rights to vote on any matter, as a class or otherwise.

   (b)   The Non-Voting Units will be subject to potential future dilution upon the issuance of additional Common, Non-Voting, or preferred membership interests by the Company.

   (c)   With respect to the payment of amounts to be paid to the Members upon liquidation of the Company, the Non-Voting Units will rank equal to Common Units.

5. Unit Equivalents. Each Non-Voting Unit shall be worth the same Percentage Interest in the Company as each Common Unit.

On behalf of the Company, the Manager has adopted this Certificate of Designation effective as of 12-6-2021 , 2021.

_____
Paul H. Miller, Manager

11463724.2

EXHIBIT B

First Amendment to the Company's Amended and Restated Operating Agreement

See attached.

**FIRST AMENDMENT TO AMENDED AND RESTATED OPERATING AGREEMENT
OF GOURMET RENEE LLC**

This First Amendment (this "Amendment") to the Amended and Restated Operating Agreement (the "Operating Agreement") of Gourmet Renee LLC, a Kentucky limited liability company (the "Company") is made effective as of _____, 2021, under the following circumstances:

A.   The Manager and a Majority of Members of the Company approved and adopted the Operating Agreement effective as of May 9, 2016.

B.   The Manager desires to amend the Operating Agreement pursuant to his authority under Section 6.3(vii) and 9.3 of the Operating Agreement to authorize additional membership interest in exchange for capital investment, and intends to, on behalf of the Company, issue additional membership interest in exchange for capital investment.

1.   **Capitalized Terms**. Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Operating Agreement.

2.   **Sections 1(m) and 1(v)**:   Section 1(m) and Section 1(v) of the Operating Agreement are replaced in their entirety by the following:

> **(m)   "Majority of Members"** means a Member or Members whose aggregate Common Membership Interests represent more than 50% of the Voting Interest of all Members.

> **(v) "Voting Interest"** means, with respect to a Member, the right to vote or participate in management and the right to information concerning the business and affairs of the Company, except as limited by the provisions of this Agreement. To the extent that a Member holds Non-Voting Membership Interest, such Member will have no Voting Interest.

3.   **Sections 8.1 – 8.5**:   Sections 8.1, 8.2, 8.3, 8.4, and 8.5 of the Operating Agreement are replaced in their entirety by the following:

8.1   **Classes of Membership Interests**. The Company's Membership Interests consist of Common Membership Interests ("Common Units") and Non-Voting Membership Interests ("Non-Voting Membership Interest" or "Non-Voting Units").

8.2   **Future Issuances of Membership Interests; No Preemptive Rights.** As of the Effective Date, the Company will have issued and outstanding Common Membership Interests. Subsequent to the Effective Date, the Company may issue additional Common Membership Interests or additional Non-Voting Membership Interests. In consideration of the Initial Capital Contributions of the Members described in Section 4.1, the Members have been issued and presently hold Membership Interests as set forth on the

Company capitalization table. If and when the Company issues future Common Membership Interests or Non-Voting Membership Interests, current Members will have no preemptive rights as to future issuances, meaning current Members will not be entitled any special right to purchase future issuances of Common Membership Interests or Non-Voting Membership Interests in order to maintain their Percentage Interest in the Company.

8.3   **Percentage Interests.** As of the Effective Date, the holders of the issued and outstanding Membership Interests shall own in the aggregate a 100.00% Percentage Interest in the Company. Upon the issuance of any additional Membership Interests, then the Percentage Interests of all Members shall be reduced proportionately based upon their respective ownership of Membership Interests but the aggregate Percentage Interests of the Members shall remain unchanged. The Percentage Interests of the Members shall be as set forth from time to time on the Company capitalization table, determined in accordance with this Section 8.3.

8.4.   **Determination of Membership**. Membership interests shall not be in certificate form. Membership Interests outstanding at any time, and the identity of the owners thereof shall be determined in accordance with the Company's records. Transfers of Membership Interests shall be made only upon the books of the Company.

8.5   **Voting Interest**. Except as otherwise specifically required by the Act each Common Unit shall be entitled to one vote. Non-Voting Units do not have any Voting Interest. Any action that may or that must be taken by the Members shall be by a vote of the Majority of Members, provided that the Operating Agreement may not be amended to materially and adversely affect the holders of Non-Voting Units without the approval of those Members holding over 50% of the Non-Voting Units.

<p align="center">[SIGNATURES ARE ON THE FOLLOWING PAGE.]</p>

11464260.2

The undersigned, being a Majority Members and sole Manager, have executed this First Amendment to the Amended and Restated Operating Agreement of Gourmet Renee LLC effective as of the date set forth above.

MAJORITY OF MEMBERS

By:
_____
Paul H. Miller, Member (1,000 Common Units)

MANAGER

By: _____
Paul H. Miller, Manager

3